SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SIERRA ONCOLOGY, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

82640U404

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners III, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAMES OF REPORTING PERSONS Longitude Capital Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,477,320 (1) (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,477,320 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,477,320 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2% (3)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by LVPIII (as defined in Item 2(a) below). LCPIII (as defined in Item 2(a) below) is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)

This total excludes: (i) 1,477,125 shares of Common Stock issuable upon the exercise of Series A warrants held by LVPIII because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding; and (ii) 487,451 shares of Common Stock issuable upon the exercise of Series B warrants held by LVPIII because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding.

(3)	Based on 10,395,732 shares of Common Stock outstanding as of January 31, 2020 as disclosed to the Reporting Persons (as defined in Item 2(a) below) by the Issuer.

1	NAMES OF REPORTING PERSONS Longitude Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,477,320 (1) (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,477,320 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,477,320 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2% (3)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)

This total excludes: (i) 1,477,125 shares of Common Stock issuable upon the exercise of Series A warrants held by LVPIII because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding; and (ii) 487,451 shares of Common Stock issuable upon the exercise of Series B warrants held by LVPIII because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding.

(3)	Based on 10,395,732 shares of Common Stock outstanding as of January 31, 2020 as disclosed to the Reporting Persons by the Issuer.

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,477,320 (1) (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,477,320 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,477,320 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)

This total excludes: (i) 1,477,125 shares of Common Stock issuable upon the exercise of Series A warrants held by LVPIII because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding; and (ii) 487,451 shares of Common Stock issuable upon the exercise of Series B warrants held by LVPIII because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding.

(3)	Based on 10,395,732 shares of Common Stock outstanding as of January 31, 2020 as disclosed to the Reporting Persons by the Issuer.

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,477,320 (1) (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,477,320 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,477,320 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(2)

This total excludes: (i) 1,477,125 shares of Common Stock issuable upon the exercise of Series A warrants held by LVPIII because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding; and (ii) 487,451 shares of Common Stock issuable upon the exercise of Series B warrants held by LVPIII because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding.

(3)	Based on 10,395,732 shares of Common Stock outstanding as of January 31, 2020 as disclosed to the Reporting Persons by the Issuer.

1	NAMES OF REPORTING PERSONS Joshua Richardson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500 (1)
	8	SHARED VOTING POWER 1,477,320 (2) (3)
	9	SOLE DISPOSITIVE POWER 500 (1)
	10	SHARED DISPOSITIVE POWER 1,477,320 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,477,820 (1) (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.2% (4)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents shares of Common Stock underlying stock options granted to Joshua Richardson, which are exercisable within 60 days of January 29, 2020.
(2)

All shares are held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, Juliet Tammenoms Bakker and Joshua Richardson, a member of the Issuer’s board of directors, are each members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII.

(3)

This total excludes: (i) 1,477,125 shares of Common Stock issuable upon the exercise of Series A warrants held by LVPIII because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding; and (ii) 487,451 shares of Common Stock issuable upon the exercise of Series B warrants held by LVPIII because the warrants may not be exercised to the extent that doing so would result in the holder of the warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Common Stock then outstanding.

(4)

Based on 10,396,232 shares of Common Stock, comprised of (i) 10,395,732 shares of Common Stock outstanding as of January 31, 2020 as disclosed to the Reporting Persons by the Issuer plus (ii) 500 shares of Common Stock underlying stock options granted to Joshua Richardson, which are exercisable within 60 days of January 29, 2020.

SCHEDULE 13D

Item 2(a).	Identity and Background.

This Amendment No. 1 (“Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 25, 2019 (the “Original Schedule 13D”), by Longitude Venture Partners III, L.P. (“LVPIII”), Longitude Capital Partners III, LLC (“LCPIII”, and together with LVPIII, the “Reporting Entities”), Patrick G. Enright (“Enright”) and Juliet Tammenoms Bakker (“Tammenoms Bakker” and together with Enright, the “Managing Members”), the managing members of LCPIII and Joshua Richardson (“Richardson” and together with the Managing Members, the “Reporting Individuals”), a member of LCPIII and a member of the Issuer’s board of directors (the “Board”). The Reporting Entities and the Reporting Individuals are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following language:

On January 21, 2020, the stockholders of the Issuer (the “Stockholder Approval”) approved a 1-for-40 reverse stock split of its Common Stock (the “Stock Split”). Following such Stockholder Approval, on January 22, 2020, the Issuer effected the Stock Split resulting in the Reporting Persons holding the number of shares described in line 11 of each Reporting Person’s cover page.

The Series A Preferred Stock automatically converted into shares of the Issuer’s Common Stock on January 29, 2020, the 5th trading date following the announcement of Stockholder Approval. As a result, the Series A Preferred Stock held by the Reporting Persons converted automatically, without any additional consideration into 1,477,320 shares of the Issuer’s Common Stock on a 1-for-75.76 basis.

On November 29, 2020, Richardson was granted an option to purchase 1,500 shares of the Issuer’s Common Stock, as adjusted for the Stock Split, pursuant to the Issuer’s 2015 Equity Incentive Plan, as may be amended from time to time.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 5:	2015 Equity Incentive Plan and corresponding Notice of Stock Option Grant and Stock Option Agreement (filed as Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on July 6, 2015 (SEC File No. 333-204921) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2020

LONGITUDE VENTURE PARTNERS III, L.P.

By:	LONGITUDE CAPITAL PARTNERS III, LLC
Its:	General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS III, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker

/s/ Joshua Richardson
Joshua Richardson